SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to Rule 13d-2(b)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CYSIVE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

23281T108

(CUSIP Number)

DECEMBER 31, 2002

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

    *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 23281T108		Page 2 of 5 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Nelson A. Carbonell, Jr. Michele Carbonell

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 2,662,610 shares (by Nelson A. Carbonell, Jr.)

	6.	Shared Voting Power 10,020,600 shares

	7.	Sole Dispositive Power 2,662,610 shares (by Nelson A. Carbonell, Jr.)

	8.	Shared Dispositive Power 10,020,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,683,210 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 44.6% (Based on 28,415,545 shares of Common Stock outstanding as of December 31, 2002)

12.	Type of Reporting Person IN

SCHEDULE 13G
CUSIP No. 23281T108		Page 3 of 5 Pages

Item 1(a).		Name of Issuer:
Cysive, Inc.

Item 1(b).		Address of Issuer's Principal Executive Offices:
10780 Parkridge Blvd., Suite 400, Reston, VA 20191

Item 2(a).		Name of Person Filing:
Nelson A. Carbonell, Jr. Michele Carbonell

Item 2(b).		Address of Principal Business Office or, if none, Residence:
10780 Parkridge Blvd., Suite 400, Reston, VA 20191

Item 2(c).		Citizenship:
United States of America

Item 2(d).		Title of Class of Securities:
Common Stock, par value $0.01 per share

Item 2(e).		CUSIP Number:
23281T108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person is a:
	(a)	☐ Broker or Dealer registered under Section 15 of the Exchange Act.
	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.
	(e)	☐ Investment Adviser, in accordance with Rule 13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund, in accordance with Rule 13d-1(b)(1)(ii)(F)
	(g)	☐ Parent Holding Company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐ A church plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	☐ Group, in accordance with Rule 13d-1(b)(ii)(J).

SCHEDULE 13G
CUSIP No. 23281T108	Page 4 of 5 Pages
Item 4.	Ownership:
(a) Amount beneficially owned: 12,683,210 shares

(b) Percent of class: 44.6% (Based on 28,415,545 shares of Common Stock outstanding as of December 31, 2002)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,662,610 shares (by Nelson A. Carbonell, Jr.)

(ii) Shared power to vote or to direct the vote: 10,020,600 shares

(iii) Sole power to dispose or to direct the disposition of: 2,662,610 shares (by Nelson A. Carbonell, Jr.)

(iv) Shared power to dispose or to direct the disposition of: 10,020,600 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SCHEDULE 13G
CUSIP No. 23281T108	Page 5 of 5 Pages

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2003 (Date)

/s/ Nelson A. Carbonell, Jr. (Signature)

Nelson A. Carbonell, Jr. Chairman, President and Chief Executive Officer of Cysive, Inc. (Name and Title)

/s/ Michele Carbonell (Signature)

Michele Carbonell (Name)